SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 20, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on September 20, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 20 September 2012

Hans van der Noordaa to present at the Sanford C. Bernstein Strategic Decisions Conference

Today, Hans van der Noordaa, CEO ING Retail Banking Benelux, will address the Sanford C. Bernstein 9th Annual Pan-European Conference Strategic Decisions 2012 in London.

In his presentation, Mr Van der Noordaa will show how ING’s leading retail banking franchises in the Benelux continue to show strong results, contributing to the solid results of ING Bank.

Mr Van der Noordaa will outline how Retail Banking Benelux also contributes to the overall aim to optimise the balance sheet of ING Bank by adjustments in the funding mix, actions to integrate the balance sheet and the continued focus on deposit growth. He will also provide further detail on the lending portfolio.

Mr Van der Noordaa will demonstrate how ING’s leading retail bank in the Netherlands further decreased costs by implementing cost reduction measures and additional IT investments that were announced in November 2011. The restructuring programme has already brought various benefits that help to increase customer centricity and operational excellence translating into higher measured customer satisfaction.

ING’s retail franchise in Belgium has been consistently growing its client base and gaining market share driven by its full product range and multi-channel distribution approach. Increasing funds entrusted have benefitted from consistent growth in savings boosted by rapid increase in online sales.

Today’s presentation “Retail Banking Benelux” by Hans van der Noordaa can be viewed/downloaded via ING’s corporate website or SlideShare.

Press enquiries	Investor Inquiries
Frans Middendorff	Investor Relations
+31 20 576 6385	+31 20 576 6396
frans.middendorff@ing.com	investor.relations@ing.com

About ING

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

Important Legal Information

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: September 20, 2012